

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 4, 2018

Via E-mail
John J. Reyle
Interim CEO, Interim President and General Counsel
RAIT Financial Trust
Two Logan Square
100 N. 18th Street, 23rd Floor
Philadelphia, PA 19103

     Re: **RAIT Financial Trust**
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed May 24, 2018
              File No. 001-14760

Dear Mr. Reyle:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Anders Laren